SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of June 2017
Commission File Number 001-38068
Zymeworks Inc.
(Translation of registrant’s name into English)
Suite 540, 1385 West 8th Avenue, Vancouver, British Columbia, Canada, V6H 3V9
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBITS INCLUDED AS PART OF THIS REPORT

Exhibit

99.1	Press Release – Drug Candidates Developed Using Zymeworks’ Azymetric Platform Nominated for Late-Stage, Preclinical Development by Lilly

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
ZYMEWORKS INC.
(Registrant)

Date: June 12, 2017	By:	/s/ Neil Klompas
	Name: Title:	Neil Klompas Chief Financial Officer